AbitibiBowater Inc.

1155 Metcalfe Street, Suite 800

Montreal, Quebec, Canada

H3B 5H2

September 4, 2009

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

AbitibiBowater Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed April 30, 2009 (File No. 001-33776)

Response Letter dated August 7, 2009

Ladies and Gentlemen:

AbitibiBowater Inc. (the “Company”) submits in electronic form for filing the accompanying responses of the Company to comments received from the Staff of the Securities and Exchange Commission (the “Staff”) in a letter from Cecilia Blye, dated August 24, 2009 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter.

The Company conveys the following as its responses to the Staff:

General

1.

We note your response to prior comments 2 and 3 relating to resale of your products to Syria and Cuba. Please discuss the materiality of these contracts with Syria and Cuba and whether these contracts constitute a material investment risk for your security holders. You should address materiality both in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiments evidenced by such actions directed toward companies that have operations associated with Syria and Cuba.

Response to Comment 1:

As noted in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”), the Company and its consolidated subsidiaries had total sales of approximately $6.8 billion in that fiscal year. On a quantitative basis, the aggregate dollar amounts of any sales or deliveries of paper products to customers who subsequently resold such products to Syria or Cuba represented approximately 0.2% of total sales for fiscal 2008, and therefore, from a quantitative standpoint, the Company does not believe that these indirect contacts with Syria or Cuba constitute a material investment risk for its security holders. If the Company or its subsidiaries have any future sales to customers who resell into these countries, the Company has no reason to believe that the proportion of such business to its global sales would be materially larger than was the case in fiscal 2008.

On a qualitative basis, the Company does not believe that a reasonable investor would deem the Company’s or its subsidiaries’ limited and indirect contacts with Syria or Cuba important in making an investment decision with respect to the Company’s securities. The types of products involved in the limited indirect sales described in the Company’s response letter dated August 7, 2009 (the “Response Letter”) are agricultural products. Moreover, as noted in the Response Letter, the Company and its subsidiaries have had no new sales to Syria, direct or indirect, since the Company was formed as a U.S. publicly listed company in October 2007; and the only sales to Cuba, direct or indirect, were to a U.S. company that held a specific license from the Commerce Department permitting export of paper products to Cuba.  Therefore, the Company believes that the indirect and very limited activities involving Syria and Cuba described in its Response Letter are unlikely to have a material impact on the Company’s reputation or share value.

Finally, with respect to the potential effect on the Company’s share price, the Company notes that it and a number of its subsidiaries are in bankruptcy proceedings in the United States and Canada, and as a result its shares have ceased to trade on, and have been delisted from, the New York Stock Exchange.

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The Company acknowledges that:

•    The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•    The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (514) 394-2296.

Sincerely,
/s/ Jacques P. Vachon
Jacques P. Vachon Senior Vice-President, Corporate Affairs and Chief Legal Officer